SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Dycom Industries, Inc.
(Name of Issuer)

Common Stock, $0.33 1/3 par value
(Title of Class of Securities)

267475101
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267475101	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Overseas Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 75,029
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 75,029
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,029
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.21%
12	TYPE OF REPORTING PERSON** IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 267475101	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TTR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.28%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 267475101	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TTR Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 370,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 370,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.05%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 267475101	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Asset Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 143,781
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 143,781
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,781
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 267475101	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 688,810
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 688,810
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,810
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.96%
12	TYPE OF REPORTING PERSON** IN

CUSIP No. 267475101	13G/A	Page 7 of 11 Pages

The Schedule 13G initially filed on May 11, 2010, is hereby amended and restated by this Amendment No. 1 to the Schedule 13G.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Dycom Industries, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 11770 US Highway 1, Suite 101, Palm Beach Gardens, FL 33408.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to certain separately managed accounts;

(ii)
TTR Management, LLC, a Delaware limited liability company organized under the laws of the State of Delaware ("TTRM"), which serves as general partner to TTR Overseas Master Fund, L.P. ("TTRMF"), with respect to the shares of Common Stock directly owned by TTRMF.

(iii)
TTR Associates, LLC, a Delaware limited liability company organized under the laws of the State of Delaware ("TTRA"), which serves as investment manager to TTR Overseas Master Fund, L.P., a Cayman Islands exempted limited partnership ("TTRMF"), and certain separately managed accounts; and

(iv)
Tontine Asset Associates, L.L.C., a Delaware limited liability Company organized under the laws of the State of Delaware ("TAA"), which serves as general partner to Tontine Capital Overseas Master Fund II, L.P., a Cayman Islands exempted limited partnership ("TCOM II"); and

(v)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell") with respect to the shares of Common Stock directly owned by each of TTRMF and TCOM II.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.33 1/3 par value (the "Common Stock")

CUSIP No. 267475101	13G/A	Page 8 of 11 Pages

Item 2(e).	CUSIP NUMBER:

267475101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	OWNERSHIP.

A.	Tontine Overseas Associates, L.L.C.
	(a)	Amount beneficially owned: 75,029
(b)
Percent of class:  0.21%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 35,132,465 shares of Common Stock issued and outstanding as of November 24, 2010, as reflected in the Company's Form 10-Q for the quarterly report ended October 30, 2010.

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 75,029
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 75,029

CUSIP No. 267475101	13G/A	Page 9 of 11 Pages

B.	TTR Management, LLC
	(a)	Amount beneficially owned: 100,000
	(b)	Percent of class: 0.28%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 100,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 100,000

C.	TTR Associates, LLC
	(a)	Amount beneficially owned: 370,000
	(b)	Percent of class: 1.05%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 370,000
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 370,000

D.	Tontine Asset Associates, L.L.C.
	(a)	Amount beneficially owned: 143,781
	(b)	Percent of class: 0.41%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 143,781
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 143,781

E.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 688,810
	(b)	Percent of class: 1.96%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 688,810
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 688,810

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

CUSIP No. 267475101	13G/A	Page 10 of 11 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 267475101	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:	February 11, 2011

/s/ JEFFREY L. GENDELL

Jeffrey L. Gendell, individually, and as
managing member of
Tontine Asset Associates, L.L.C.,
general partner of
Tontine Capital Overseas Master Fund II, L.P.
and as managing member of
TTR Management, LLC,
general partner of
TTR Overseas Master Fund, L.P., and as
Managing member of
Tontine Overseas Associates, L.L.C. and as
managing member of
TTR Associates, LLC